Exhibit 99.1

Nomad Foods Reports First Quarter 2017 Financial Results

Company Raises FY 2017 Guidance

Feltham, England – May 25, 2017 – Nomad Foods Limited (NYSE: NOMD) today reported financial results for the first quarter ended March 31, 2017 and raises its full year 2017 guidance.

•	Reported revenue decreased 2.9% to €531 million

•	Organic revenue increased 1.1%

•	Reported Profit for the period of €48 million

•	Adjusted EBITDA decreased 11% to €89 million

•	Reported EPS of €0.26; Adjusted EPS decreased 14% to €0.25

•	Company raises 2017 Adjusted EBITDA guidance to be approximately €315 to €325 million

Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “2017 is off to a strong start with organic revenue growing +1.1% in Q1, a marked improvement from recent quarters and particularly encouraging given the later timing of Easter this year versus last. Both retailers and consumers are responding well to our targeted “Must Win Battle” activations, which continue to grow as a percentage of our overall portfolio. As expected, Q1 gross margins reflect higher planned promotions to help ease price increases into the UK market. We are pleased with the execution of these actions and expect promotions to moderate in Q2. Based on our year-to-date performance and increased visibility into the year, we are increasing our 2017 guidance.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Following a successful and encouraging Q1, we are now even more optimistic about our prospects for the balance of the year. We look forward to capitalizing on our forward momentum with respect to both continued organic growth, as well as strategic opportunities. Our business is strong, and we believe Stéfan and our entire team are delivering great results and are well-positioned to build long-term value for all of our stakeholders.”

First Quarter 2017 Results

•

Revenue decreased 2.9% to €531 million. After adjusting for foreign exchange currency translation and an extra trading day in the year-ago period, organic revenue growth was 1.1%. Organic revenue growth was driven by 3.0% growth in volume/mix offset by 1.9% decline in price, where UK price increases were more than offset by elevated planned promotions in the UK and the anniversary of unusually low promotional levels in other markets.

•

Gross profit decreased 7% to €156 million. Gross margin contracted 120 basis points to 29.4% as higher volume, positive mix and UK price increases were more than offset by elevated planned promotions in the UK and the anniversary of unusually low promotional levels in other markets. Foreign exchange currency translation adversely impacted gross margin by 20 basis points.

•

Adjusted Operating expense was unchanged at €80 million. Advertising and promotion expense increased 3% to €30 million reflecting more seasonally balanced spending in 2017 versus 2016 while Indirect expense decreased 2% to €50 million.

•	Adjusted EBITDA decreased 11% to €89 million due to the aforementioned factors. Foreign exchange currency translation adversely affected adjusted EBITDA by €4 million.

•	Adjusted Profit after tax and Adjusted EPS decreased 14% to €45 million and €0.25, respectively.

2017 Guidance

The Company raises its 2017 Adjusted EBITDA outlook to a range of approximately €315 to €325 million, versus the prior expectation of approximately €315 million, which now assumes organic revenue growth at a low-single digit percentage rate.

Conference Call and Webcast

The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 25, 2017 at 1:30 p.m. BST time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial 888-283-6901 from the U.S. International callers can dial 719-457-2506.

In addition, the call will be broadcast live over the internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days. A telephone replay will be available approximately two hours after the call concludes and will be available through Thursday, June 8th, by dialing 844-512-2921 from the U.S., or 412-317-6671 from international locations and entering confirmation code 2009235.

Nomad Foods Contact

Investor Relations Contacts

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Liz Cohen

Weber Shandwick

+1-212-445-8044

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the first quarter ended March 31, 2017 and for comparative purposes, the quarter ended March 31, 2016.

Adjusted financial information for the three months ended March 31, 2017 and 2016 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, share based compensation expense and other non-operating items as well as certain other items considered unusual or non-recurring in nature. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three months ended March 31, 2017 and 2016 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 11, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported

Statements of Profit or Loss (unaudited)

Three months ended March 31, 2017 and 2016

€ millions	Three months ended March 31, 2017	Three months ended March 31, 2016
Revenue	531.3	547.1
Cost of sales	(375.2)	(379.6)

Gross profit	156.1	167.5
Other operating expenses	(80.9)	(80.0)
Exceptional items	0.1	(23.1)

Operating profit	75.3	64.4
Finance income	1.6	15.6
Finance costs	(17.7)	(21.3)

Net financing costs	(16.1)	(5.7)

Profit before tax	59.2	58.7
Taxation	(11.2)	(16.5)

Profit for the period	48.0	42.2

Basic earnings per share
Profit for the period in € millions	48.0	42.2
Weighted average shares outstanding in millions	183.6	183.1
Basic earnings per share in €	0.26	0.23

Diluted earnings per share
Profit for the period in € millions	48.0	42.2
Weighted average shares outstanding in millions	183.7	183.1
Diluted earnings per share in €	0.26	0.23

Nomad Foods Limited As Reported

Statements of Financial Position

As of March 31, 2017 (unaudited) and December 31, 2016 (audited)

€ millions	March 31, 2017	December 31, 2016
Non-current assets
Goodwill	1,745.6	1,745.6
Intangibles	1,725.3	1,726.6
Property, plant and equipment	294.5	298.2
Other receivables	0.4	0.4
Deferred tax assets	65.0	64.9

Total non-current assets	3,830.8	3,835.7

Current assets
Cash and cash equivalents	371.6	329.5
Inventories	298.8	325.0
Trade and other receivables	144.8	135.7
Indemnification assets	75.9	65.5
Capitalized borrowing costs	5.0	5.0
Derivative financial instruments	6.4	13.1

Total current assets	902.5	873.8

Total assets	4,733.3	4,709.5

Current liabilities
Current tax payable	170.2	162.3
Trade and other payables	460.5	472.7
Provisions	103.3	116.7
Derivative financial instruments	0.7	1.4

Total current liabilities	734.7	753.1

Non-current liabilities
Loans and borrowings	1,451.2	1,451.8
Employee benefits	192.4	190.9
Trade and other payables	—	1.0
Provisions	76.1	77.0
Deferred tax liabilities	333.9	333.2

Total non-current liabilities	2,053.6	2,053.9

Total liabilities	2,788.3	2,807.0

Net assets	1,945.0	1,902.5

Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,800.7	1,800.7
Share based compensation reserve	2.3	1.0
Founder Preferred Share Dividend reserve	493.4	493.4
Translation reserve	81.3	84.0
Cash flow hedging reserve	4.3	8.4
Accumulated deficit	(437.0)	(485.0)

Total equity	1,945.0	1,902.5

Nomad Foods Limited As Reported

Statements of Cash Flows (unaudited)

Three months ended March 31, 2017 and three months ended March 31, 2016

€ millions	Three months ended March 31, 2017	Three months ended March 31, 2016
Cash flows from operating activities
Profit for the period	48.0	42.2
Adjustments for:
Exceptional items	(0.1)	23.1
Share based payment expense	1.3	0.2
Depreciation and amortization	12.3	12.1
Loss on disposal of property, plant and equipment	0.2	—
Finance costs	17.7	21.3
Finance income	(1.6)	(15.6)
Taxation	11.2	16.5

Operating cash flow before changes in working capital, provisions and exceptional items	89.0	99.8

Decrease in inventories	26.3	31.5
Increase in trade and other receivables	(9.0)	(20.4)
Decrease in trade and other payables	(14.7)	(18.1)
Decrease in employee benefits and other provisions	(0.3)	(1.3)

Cash generated from operations before tax and exceptional items	91.3	91.5

Cash flows relating to exceptional items	(23.4)	(16.5)
Tax refunded / (paid)	0.8	(1.1)

Net cash generated from operating activities	68.7	73.9

Cash flows used in investing activities
Purchase of property, plant and equipment	(6.8)	(5.7)
Purchase of intangibles	(1.2)	(0.1)

Cash used in investing activities	(8.0)	(5.8)

Cash flows used in financing activities
Payment of finance leases	(1.6)	—
Gain on settlement of derivatives	0.5	—
Interest paid	(15.2)	(19.0)
Interest received	0.2	2.4

Net cash used in financing activities	(16.1)	(16.6)

Net increase in cash and cash equivalents	44.6	51.5

Cash and cash equivalents at beginning of period	329.5	186.1
Effect of exchange rate fluctuations	(2.5)	(2.7)

Cash and cash equivalents at end of period(a)	371.6	234.9

(a)	Cash and cash equivalents comprise cash at bank of €371.0 million and restricted cash of €0.6 million (March 31, 2016: cash at bank of €667.9 million less bank overdrafts of €433.0 million).

Nomad Foods Limited

Adjusted Financial Information

The following table reconciles Adjusted financial information for the three months ended March 31, 2017 to the reported results of Nomad Foods for such period.

Adjusted Statements of Profit or Loss (unaudited)

Three Months Ended March 31, 2017

€ millions	Three months ended March 31, 2017	Adjustments		Adjusted three months ended March 31, 2017
Revenue	531.3	—		531.3
Cost of sales	(375.2)	—		(375.2)

Gross profit	156.1	—		156.1
Other operating expenses	(80.9)	1.3	(a)	(79.6)
Exceptional items	0.1	(0.1	)(b)	—

Operating profit	75.3	1.2		76.5
Finance income	1.6	(1.4)		0.2
Finance costs	(17.7)	—		(17.7)

Net financing costs	(16.1)	(1.4	)(c)	(17.5)

Profit before tax	59.2	(0.2)		59.0
Taxation	(11.2)	(2.4	)(d)	(13.6)

Profit for the period	48.0	(2.6)		45.4

Weighted average shares outstanding in € millions – basic	183.6			183.6
Basic earnings per share	0.26			0.25

Weighted average shares outstanding in € millions – diluted	183.7			183.7
Diluted earnings per share	0.26			0.25

(a)	Adjustment to add back share based payment charges.
(b)

Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended March 31, 2017’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €0.9 million of foreign exchange translation gains and €0.5 million of gains on non-trading foreign currency derivatives.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited

Adjusted Financial Information (continued)

Adjusted EBITDA (unaudited)

Three Months Ended March 31, 2017

€ millions	Three months ended March 31, 2017
Profit for the period	48.0
Taxation	11.2
Net financing costs	16.1
Depreciation	9.9
Amortization	2.4

EBITDA	87.6

Exceptional items:
Investigation and implementation of strategic opportunities and other items	5.6	(a)
Findus Group integration costs	2.5	(b)
Costs related to transactions	2.1	(c)
Other restructuring costs	0.1	(d)
Remeasurement of indemnification assets	(10.4	)(e)

Other Adjustments:
Share based payment charge	1.3	(f)

Adjusted EBITDA(g)	88.8

(a)

Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items for the combined group following acquisition by the Company and other items considered non-recurring.

(b)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(c)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.
(d)	Elimination of costs for restructuring activities associated with operating locations.
(e)

Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at March 31, 2017.

(f)	Elimination of share payment charges relating to the Management Share Awards and the 2016 Non-Executive Directors Restricted Stock Award.
(g)	Adjusted EBITDA margin 16.7% for the three months ended March 31, 2017 is calculated by dividing Adjusted EBITDA by revenue of €531.3 million per page 7.

Nomad Foods Limited

Adjusted Financial Information (continued)

Adjusted Statements of Profit or Loss (unaudited)

Three Months Ended March 31, 2016

€ millions	Three months ended March 31, 2016	Adjustments		Adjusted three months ended March 31, 2016
Revenue	547.1	—		547.1
Cost of sales	(379.6)	—		(379.6)

Gross profit	167.5	—		167.5
Other operating expenses	(80.0)	0.2	(a)	(79.8)
Exceptional items	(23.1)	23.1	(b)	—

Operating profit	64.4	23.3		87.7
Finance income	15.6	(13.2)		2.4
Finance costs	(21.3)	—		(21.3)

Net financing costs	(5.7)	(13.2	)(c)	(18.9)

Profit before tax	58.7	10.1		68.8
Taxation	(16.5)	0.7	(d)	(15.8)

Profit for the period	42.2	10.8		53.0

Weighted average shares outstanding in € millions – basic	183.1			183.1
Basic earnings per share	0.23			0.29

Weighted average shares outstanding in € millions – diluted	183.1			183.1
Diluted earnings per share	0.23			0.29

(a)

Adjustment to add back share based payment charge. This add back was not previously presented as an adjustment for the three months ended March 31, 2016 results of the Company. This change has been made to allow for comparability with the current period.

(b)

Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended March 31, 2016’ for a detailed list of exceptional items.

(c)	The Company’s adjustment to eliminate (€13.2) million of foreign exchange translation gains.
(d)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Adjusted EBITDA (unaudited)

Three months ended March 31, 2016

€ in millions	Three months ended March 31, 2016
Profit for the period	42.2
Taxation	16.5
Net financing costs	5.7
Depreciation	10.5
Amortization	1.6

EBITDA	76.5

Exceptional items:
Costs related to transactions	1.0	(a)
Costs related to management incentive plans	1.2	(b)
Investigation and implementation of strategic opportunities and other items	3.8	(c)
Cisterna fire costs	0.3	(d)
Findus Group integration costs	4.2	(e)
Remeasurement of indemnification assets	12.6	(f)

Other Adjustments:
Share based payment charge	0.2	(g)

Adjusted EBITDA (h)	99.8

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)

Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items for the combined group following acquisition by the Company and other items considered non-recurring.

(d)	Elimination of incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.
(e)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(f)

Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at March 31, 2016.

(g)	Elimination of the 2016 Non-Executive Directors Restricted Stock Award.
(h)	Adjusted EBITDA margin 18.2% for the three months ended March 31, 2016 is calculated by dividing Adjusted EBITDA by revenue of €547.1 million per page 9.

Nomad Foods Limited

Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth

Year on Year Growth - March 31, 2017 compared with March 31, 2016

YoY Growth
Reported Revenue Growth/(Decline)	(2.9%)
Trading Day Impact	1.7%
Translational FX(a)	2.3%

Organic Revenue Growth/(Decline)	1.1%

(a)

Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company’s internal annual forecast process.

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company including our guidance with respect to Adjusted EBITDA; (v) synergies from combining the Findus and Iglo businesses and (vi) the success of the unified Findus brand. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic opportunities; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.